September 4, 2024

Rachel Miller
Senior Vice President, Counsel and Corporate Secretary
Chain Bridge Bancorp, Inc.
1445-A Laughlin Avenue
McLean, VA 22101

       Re: Chain Bridge Bancorp, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 19, 2024
           CIK No. 0001392272
Dear Rachel Miller:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 29, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed August 19,
2024
Prospectus Summary, page 2

1. We note your response to prior comment 4. We also note your growth presentation calculates CAGR for six-year increments for all but the most recent period. We note that your assets appear to have continued to nearly match their historical growth trend through the end of the six-year period ending with fiscal year 2023, before dramatically increasing in the first six months of 2024, resulting in the presented 10.8% rate. Revise your disclosure to clarify the impact of your growth in the first six months of 2024 on the amounts presented.
2. We note your response to prior comment 6. In order for investors to fully appreciate your business model, please revise your disclosure to address the service level your
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Page 2

       relationship officers can provide to clients without the need for those clients to visit your branch, limiting your need for a more extensive investment in a branch network.
Risk Factors, page 27

3. We note your response to prior comment 29, your disclosure that a significant portion of your commercial borrowers are required to maintain deposit accounts with you as part of their loan agreements, and that the degree to which this overlap contributes to the stability and profitability of these relationships may vary depending on several factors. If material, please include a risk factor discussing the risks to your business and results of operations associated with the overlap between your loan clients and your transactional depositors.
Liquidity risks could adversely affect our business, financial condition and results of operations, page 29

4. We note your response to prior comment 15. Please revise your risk factor to disclose that the Federal Home Loan Bank Advance had no collateral pledged and, consequently, you would have to identify and pledge collateral before you could utilize the FHLB as a source of additional liquidity, which might slow your access to additional funding.
We may need to raise additional capital, page 33

5. We note your discussion of the $10 million borrowed on a line of credit in order to contribute capital to your banking subsidiary. To the extent that the capital infusion was created by the rapid increase in deposits and other assets in 2023 and 2024, consider adding a specific risk factor to discuss the potential need to raise capital to support the growth of the bank, particularly in the run-up to election cycles when your short-term deposits and assets grow dramatically.
Capitalization, page 69

6.     The amounts presented in the    Actual    column do not appear to
represent amounts as of
       June 30, 2024. Please revise your filing to include the appropriate balances as of the most recent interim period presented in your financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 78

7. We note that you discuss your results of operations for the six months ended June 30,
       2024 compared to the same period in 2023. Please revise your filing to also include a discussion of your results of operations for the three months ended June 30, 2024 compared to the same period in 2023 or to the most recent quarter. See
Item 303(c)(2)(ii)
       of Regulation S-K.
Trust and wealth management income, page 85

8. Refer to prior comment 23. We note your disclosure on page 86 which states that you
          employ distinct fee structures    for assets under management (   AUM
  ) and assets under
       custody (   AUC   ). Please revise your filing, here or elsewhere, to
clarify what is meant by
       the term    distinct fee structures    (e.g., management versus
performance-based fees,
       whether fees differ based on product type, security type, or other factors, etc.) and to
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Page 3

       disclose weighted average fee rates for AUM each period. In addition, disclose the extent to which fee rates for AUM or AUC have changed period-over-period, and, if material, discuss the drivers of those changes.
Deposits, page 100

9. We note your disclosure on page 102 that you estimate your total uninsured deposits increased from $648.0 million as of December 31, 2023, or 58.3% of your deposit portfolio, to $1.0 billion as of June 30, 2024, or 78.3% of your deposit portfolio. In addition, we note your disclosure on page 76 that in order to manage the risks associated with uninsured deposits, you aim to maintain high levels of liquidity, asset quality and financial strength. Understanding the seasonality associated with your deposits in general, to the extent applicable, please revise your filing to disclose whether you have policies or internal limits regarding concentrations in uninsured deposits, in total or by type of depositor, and whether you have complied with any such internal requirements for the periods presented.
Short-Term Borrowings, page 102

10. Refer to prior comment 31. We note your updated disclosure on page 102 that provides details surrounding your federal funds line of credit agreements with certain correspondent banks. Please revise your filing to also include this and any other material information related to your borrowings in a footnote to your unaudited consolidated financial statements as of and for the three and six months ended June 30, 2024. Refer to
       Regulation S-X 9-03.13.
Notes to Consolidated Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies Reclassification, page F-32

11. In your response to our prior comment 38, you state that you reclassified certain expense
       items between various components of noninterest expense and that    none
of those
       reclassifications were material to stockholders    equity or net income.
   If true, please
       revise your disclosures to state definitively that there was no impact to stockholders equity or net income as a result of this reclassification. To the extent there were other reclassifications that had non-material impacts on these line items, please disclose the nature and magnitude of the additional change(s).
       Please contact Shannon Davis at 202-551-6687 or Cara Lubit at 202-551-5909 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
 September 4, 2024
Page 4
cc:   Catherine M. Clarkin